March 18, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Application for Qualification of Indenture on Form T-3 (File No. 022-29011) of LBI ehf. (the “Company”)

Ladies and Gentlemen:

The Company hereby requests that the Securities and Exchange Commission (the “Commission”), in accordance with Section 307 of the Trust Indenture Act of 1939, as amended, declare that the effectiveness of the above-referenced Form T-3 be accelerated to 5:00 p.m., Washington, D.C. time, on March 22, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

LBI ehf.

By:	/s/ Halldór Helgi Backman
Name: Halldór Helgi Backman
Title: Director, Winding-up Board

By:	/s/ Kristinn Bjarnason
Name: Kristinn Bjarnason
Title: Director, Winding-up Board

cc:	James R. Tanenbaum, Esq.
Morrison & Foerster LLP